SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 6, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500 1081-KL Amsterdam The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF THE ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE
EX-1.1: UNDERWRITING AGREEMENT
EX-4.1: FORM OF SIXTH SUPPLEMENTAL INDENTURE

This Report contains a copy of the following:

Exhibit
Number	Description
1.1	The Underwriting Agreement between ING Groep N.V., Citigroup Global Markets Inc., ING Financial Markets LLC and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, dated June 6, 2007.

4.1	The Form of Sixth Supplemental Indenture between ING Groep N.V. and The Bank of New York, as trustee, including the Form of ING Perpetual Debt Security.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ J. Wolvius

Name: J. Wolvius
Title: Head of Corporate Treasury

By:	/s/ R. van der Weerdt

Name: R. van der Weerdt
Title: Manager Corporate Treasury
Dated: June 12, 2007